April 19, 2012

VIA EDGAR AND OVERNIGHT COURIER

Ms. Cecilia Blye
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Orbitz Worldwide, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 5, 2012
File No. 1-33599

Dear Ms. Blye:

This letter responds to the comments contained in your letter dated March 22, 2012 related to the Annual Report on Form 10-K of Orbitz Worldwide, Inc. (the “Company”) for the fiscal year ended December 31, 2011. For ease of reference, the numbered paragraphs below correspond to the numbered comments in your letter, with your comments reproduced in italicized type.

1.
We note that customers can rent cars at the Damascus International Airport, Syria, on your website. In addition, in your letter to us dated October 10, 2008, you stated that a number of hotels located in Iran and Syria were available for booking on your websites. Iran and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran and Syria, whether through direct or indirect arrangements, since your referenced letter to us. Your response should describe any products or services you have provided into Iran and Syria, or to people visiting those countries, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities those governments control.

500 West Madison
Suite 1000
Chicago, IL 60661
USA

Securities and Exchange Commission
April 19, 2012

Response:

Unless otherwise indicated, the following responses cover the period from our SEC Response Letter dated October 10, 2008 (the “2008 Letter”) through the date of this correspondence.

Since May 2011 with respect to air travel products, and November 2011 with respect to hotel travel products, we have not supported Syria or Iran as destinations for any points of sale on either our branded or our private label sites. Neither country may be selected as travel origins, destinations, billing countries or shipping addresses (for air travel paper tickets). Travel products within these countries are not supported in search results, merchandising pages, or any other materials supported by Orbitz Worldwide, Inc. or any of its subsidiaries.

Prior to the restrictions implemented in 2011 for both air and hotel travel products, customers could book travel in Syria or Iran on our websites. With respect to air travel products, air bookings to Syria and Iran were available on our websites. With respect to hotel travel products, while a limited number of hotels in Syria and Iran were available for booking on the Company's websites, Syria and Iran are no longer supported destinations. Pursuant to a hotel sourcing agreement with Octopus Travel Group Limited and Donvand Limited (collectively doing business as Gulliver's Travel Associates, or “GTA”), GTA made hotel rooms in Syria and Iran available to us for booking by customers on our websites for a contract rate. While the GTA agreement is still in force with respect to other travel destinations, Syria and Iran are blocked from our websites. In addition, as referenced in our 2008 Letter, the Company once made available the Four Seasons Hotel Damascus and Sheraton Damascus Hotel on our websites on a retail basis. Under this model, we passed the reservations booked by our customers to the hotel supplier through a distribution intermediary in exchange for a service fee or commission. In these transactions, we were not the primary obligor with the customer and did not make any payments to the hotel supplier.

With respect to car rental travel products, while customers were able to complete bookings in Syria and Iran on the Company's websites through certain commercial arrangements with Sixt and Europcar, restrictions have been in place since January 31, 2012 to prevent bookings from proceeding.

We have not had any agreements, arrangements or other contacts with the governments of those countries or, to our knowledge, entities those governments control.

As described in further detail below, our business activities in Iran and Syria are not material to our consolidated results of operations and, therefore, we do not believe that our limited activities in those countries constitute a material risk to our investors requiring disclosure under the requirements of Form 10-K.

2.
Please discuss the materiality of any contacts with Iran, and Syria described in response to the foregoing comment, and whether those contacts would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with Iran and Syria for the last three fiscal years and any subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important

Securities and Exchange Commission
April 19, 2012

in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed towards companies that have business contacts with Iran or Syria.

Response:

With respect to the transactions in Iran and Syria described in response to the foregoing comment, we do not believe those transactions are material in quantitative or qualitative terms, nor do we believe that they present a material investment risk to our security holders.

Specifically, in quantitative terms, during fiscal years 2009, 2010, 2011 and fiscal year 2012 to date, total gross bookings and net revenue for travel reservations to/from (or stopping over in), or within, Iran and Syria for all of the Company's points-of-sale were as follows:

Dollars In thousands

Gross bookings	2009	2010	2011	2012
Hotel	$—	$0.1	$—	$—
Air	$900.1	$1,089.8	$403.0	$—
Car	$2.4	$—	$—	$—
Total gross bookings	$902.5	$1,089.9	$403.0	$—

Total OWW gross bookings	$9,942,444	$11,370,177	$11,340,518	$—
% in Iran and Syria	0.009%	0.010%	0.004%	—%

Net Revenue	2009	2010	2011	2012
Hotel	$—	$0.02	$—	$—
Air	$47	$43	$15	$—
Car	$—	$—	$—	$—
Total net revenue	$47	$43	$15	$—

Total OWW Net Revenue	$737,648	$757,487	$766,819	$—
% in Iran and Syria	0.006%	0.006%	0.002%	—%

As reflected in the table above, bookings in Iran and Syria accounted for 0.009%, 0.010%, 0.004% and 0% of our total consolidated gross bookings during fiscal years 2009, 2010, 2011 and fiscal year 2012 to date, respectively. Net revenue in Iran and Syria accounted for 0.006%, 0.006%, 0.002% and 0% of our total consolidated net revenue in each of fiscal years 2009, 2010, 2011 and fiscal year 2012 to date, respectively. Moreover, we had no assets or liabilities associated with Iran or Syria at any time over the last three fiscal years or fiscal year 2012 to date.

On a qualitative basis, we do not believe that a reasonable person would consider our extremely limited business activities in Iran and Syria to have a material impact on making an investment decision regarding the Company's securities. Further, given the limited nature of these activities in the past and

Securities and Exchange Commission
April 19, 2012

the lack of any activities currently, we do not believe the fact that we have previously engaged in transactions in Iran and Syria is likely to materially impact our reputation or share value.

* * * *

In connection with the responses in this letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding.

If you have any further questions or comments concerning this response, or if you required additional information, please contact the undersigned at (312) 894-6960.

Very truly yours,

/s/ Alice L. Geene
Alice L. Geene GVP and Interim General Counsel

Enclosures

cc: Pradip Bhaumik, Special Counsel